

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 31, 2017

John P. Nallen
Senior Executive Vice President and
Chief Financial Officer
Twenty-First Century Fox, Inc.
1211 Avenue of the Americas
New York, New York 10036

  Re: Twenty-First Century Fox, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2016
     Filed August 11, 2016
     File No. 001-32352

Dear Mr. Nallen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications